

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Mr. Stephen R. Rizzone
Chief Executive Officer
Energous Corporation
303 Ray Street
Pleasanton, CA 94566

> **Re: Energous Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 13, 2014**
> **File No. 333-193522**

Dear Mr. Rizzone:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 58

1.   Please present in the column following the actual information, pro forma information giving effect to the reverse stock split, the sale of 210,526 shares of stock, and the conversion of the senior secured convertible promissory notes. In a separate column following the pro forma information, provide pro forma as adjusted information to give effect to the offering.

Dilution, page 59

2.   Revise your calculations of pro forma net tangible book value and pro forma net tangible book value per share to also give effect to the sale of 210,526 shares of stock and the conversion of the senior unsecured convertible promissory notes.

Financial Statements

Statements of Operations, page F-3

3.   Please provide on the face of your income statement, pro forma earnings per share data for all periods to give effect to the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Mark R. Busch
        K&L Gates LLP